March 10, 2020

Glenn E. Martin
Chief Executive Officer
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

       Re: WEED, Inc.
           Offering Statement on Form 1-A
           Filed February 12, 2020
           File No. 024-11152

Dear Mr. Martin:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed February 12, 2020

Offering Circular Cover Page, page 1

1. We note your disclosure that your common stock currently trades on the OTCQB-tier of the OTC Markets under the symbol "BUDZ." Please disclose whether you intend for your units and warrants to be quoted on any OTC market.
2. We note that you have included a price range for your offering, and you disclose on page
      12 the principal factors considered in determining the offering price range. You also disclose on your Offering Circular cover page that "this Offering Circular relates to the sale of Units by WEED, Inc. . . . to certain accredited investors at prices ranging from
      $1.00 - $5.00 per Unit." In an appropriate place in your filing, clearly disclose that you will fix a price within the range, or tell us why you do not believe you are required to do
      so. In this regard, please confirm your understanding that at the market offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. See Rule
      251(d)(3)(ii) of Regulation A.
 Glenn E. Martin
FirstName LastNameGlenn E. Martin
WEED, Inc.
Comapany2020
March 10, NameWEED, Inc.
Page 2
March 10, 2020 Page 2
FirstName LastName
Offering Circular Summary
Weed, Inc., page 4

3. We note your disclosure that you plan to conduct your study in the United States, "where cannabis has been legalized for medicinal purposes" and that you "[will] not grow, harvest, produce, or sell any substance in violation of U.S. Federal law." However, as you note in your disclosure on page 8, cannabis is not federally legal for medicinal purposes in the United States, and the legality of cannabis for this purpose varies by state. Please revise your disclosure accordingly.

         As a related matter, we note your disclosure that you plan to conduct this study in foreign locations where cannabis is legal, "which includes the Ministry of Health in Israel, the
         Therapeutic Drug Administration (TGA) & Office of Drug Control (ODC) in Australia."
         These appear to be entities rather than locations where cannabis is legal. Please revise your disclosure to clarify whether and to what extent cannabis is legal in Israel and/or
         Australia.
Summary of the Offering, page 6

4. Please revise your offering summary to reflect that you are offering units consisting of common stock and warrants, and amend your disclosure here and in the section titled
         "Securities Being Offered" on page 26 to include a description of your units and warrants, as applicable. In this regard, we note that your fee table discloses that you are offering units consisting of common shares and warrants, but your summary currently states that the units include only common shares, and your disclosure throughout the offering circular indicates that you are offering only common shares. Please revise your fee table to ensure consistency with your disclosure.

         As a related matter, it appears that your common shares and warrants may be issuable and exercisable, respectively, within one year of your offering. Therefore, please list the common stock and warrants in your fee table, or tell us why you do not think you are required to do so. Alternatively, please amend your fee table to include only common shares.
Business Overview, page 28

5. We note your disclosure that "[a]s of December 31, 2018, the original Sangre's research team leader is no longer with the Company." Please amend your filing to disclose the risks, if any, related to this team leader's departure. In this regard, we note your disclosure on page 30 that "[o]n April 20, 2017 [you] initiated the genomic study," "Sangre followed the initial extraction with a second round of extractions in July 2017," and "[t]he extracted
         DNA strains from 30 cultivars has been successfully sequenced by the Sangre team."
         Therefore, it appears that the majority of Sangre's progress was achieved under the departed research team leader.
 Glenn E. Martin
WEED, Inc.
March 10, 2020
Page 3
Where We Are in the Research Plan, page 30

6. To provide additional context for investors, please clarify the expected timeline of phase
         1, which you are currently developing, if possible, and whether the manufacturing and other aspects of phases 3 and 4 are dependent upon the outcomes of the clinical human trials expected to occur in phase 2. To provide a balanced disclosure for investors, please also include risk factor disclosure regarding the risk that you may not be able to complete the research and clinical human trials described in your research plan.
Intellectual Property, page 33

7. We note your disclosure that you plan to revisit the agreement with Yissum "once proper funding from either this Offering or other sources have been obtained." However, you do not include payment for the Exclusive License and Assignment Agreement in your Use of
         Proceeds disclosure on page 10. Please revise for consistency, or tell us why you do not include this use of proceeds from the offering in your disclosure on page 10.
Directors, Executive Officers, Promoters, and Control Persons, page 38

8. We note your disclosure that Glenn E. Martin was appointed as your President, Chief
         Executive Officer, and Chief Financial Officer on September 30, 2014, and was your
         President from 2005 until 2012. Please disclose the role of Mr. Martin, if any, at your company between 2012 and September 30, 2014, and any other positions he held elsewhere during that time period. Alternatively, please tell us why there is a gap in Mr.
         Martin's employment history.

         As a related matter, Ms. Breen was appointed as your Secretary and Treasurer on
         September 30, 2014, and served in the same position from 2005 until 2012. Please disclose the role of Ms. Breen if any, at your company between 2012 and September 30,
         2014, and any other positions she held elsewhere during that time period. Alternatively, please tell us why there is a gap in Ms. Breen's employment history. Refer to Item 10(c)
         of Part II of Form 1-A.
Executive Compensation, page 39

9. Please update your executive compensation disclosure to reflect compensation as of your last completed fiscal year, December 31, 2019. See Item 11 of Form
1-A.
Part III - Exhibits
Form of Securities Purchase Agreement
FirstName LastNameGlenn E. Martin
10. We note that your Form of Securities Purchase Agreement includes Comapany NameWEED, Inc.
       an exclusive forum provision. Please revise the disclosure in your offering circular to state
March whether the provision applies to claims under the federal securities laws.
       10, 2020 Page 3
FirstName LastName
 Glenn E. Martin
FirstName LastNameGlenn E. Martin
WEED, Inc.
Comapany2020
March 10, NameWEED, Inc.
March 10, 2020 Page 4
Page 4
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Katherine Bagley at (202) 551-2545 or Jennifer L pez at
(202) 551-
3792 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services